Exhibit 12.1

Grey Wolf, Inc.
Ratio of Earnings to Fixed Charges

	Six Months
	Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Pretax income from continuing operations:	$80,737	$14,254	$(47,583)	$(29,693)	$111,306	$(9,661)

Add:

Fixed charges:
Interest, whether expensed or capitalized	4,989	12,724	24,014	22,748	22,811	22,656
Amortization of debt expense and discount or premium	431	2,035	3,818	1,180	1,280	1,280

Earnings as adjusted	$86,157	$29,013	$(19,751)	$(5,765)	$135,397	$14,275

Fixed charges	$5,420	$14,759	$27,832	$23,928	$24,091	$23,936

Ratio of Earnings to Fixed Charges or Deficiency	15.90	1.97	(47,583)	(29,693)	5.62	(9,661)